SEC Mail Processing Section

NOV 26 2008

Washington, DC 105

08032750

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30212 ~~14068~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2007 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PENSION PLANNERS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9700 BUSINESS PARK DRIVE, SUITE 102
(No. and Street)

SACRAMENTO (City) CA (State) 95827 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JON NEUBERT (916) 362-4107
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREG MICHAEL LANG
(Name – *if individual, state last, first, middle name*)

335 33RD STREET (Address) SACRAMENTO (City) CA (State) 95827 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JON NEUBERT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PENSION PLANNERS SECURITIES, INC., as of SEPTEMBER 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

LANE DIANE HARRISON
Commission # 1701522
Notary Public - California
Fresno County
My Comm. Expires Oct 28, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: PENSION PLANNERS SECURITIES, INC. [13]

SEC FILE NO.: 8-14068 [14]

FIRM I.D. NO.: 68-0107040 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

9700 BUSINESS PARK DRIVE, SUITE 102 [20]
(No. and Street)

SACRAMENTO [21] CA [22] 95827 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): OCTOBER 1, 2007 [24]

AND ENDING (MM/DD/YY): SEPTEMBER 30, 2008 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: JON NEUBERT [30]

(Area Code) — Telephone No.: (916) 362-4107 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [ ] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 25TH day of NOVEMBER 20 08

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

LANG, GREG MICHAEL [70]

ADDRESS

335 33RD STREET [71]	SACRAMENTO [72]	CA [73]	95816 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **N 3** [100]

PENSION PLANNERS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) SEPTEMBER 30, 2008 [99]

SEC FILE NO. 8-14068 [98]

Consolidated [198]

Unconsolidated [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 111,649	200			$ 111,649	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$ 8,104	550	8,104	810
3. Receivable from non-customers		355		600		830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options	72,990	420				
D. Other securities		424				
E. Spot commodities		430			72,990	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets PREPAID TAXES,	4,204	535		735	4,204	930
12. TOTAL ASSETS PREPAID EXPENSES AND ADVANCES	$ 188,843	540	$ 8,104	740	$ 196,947	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: PENSION PLANNERS SECURITIES, INC. — as of 9/30/08

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] 13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	124,861 [1205]	[1385]	124,861 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] 12	[1390] 14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 124,861 [1230]	$ [1450]	$ 124,861 [1760]

Ownership Equity

		Total
21. Sole Proprietorship		15 $ [1770]
22. Partnership (limited partners)	11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		8,800 [1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		63,286 [1794]
E. Total		72,086 [1795]
F. Less capital stock in treasury		16 ([1796])
24. TOTAL OWNERSHIP EQUITY		$ 72,086 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 196,947 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: PENSION PLANNERS SECURITIES, INC. — as of 9/30/08

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 72,086	3480
2.	Deduct ownership equity not allowable for Net Capital			[19] ( )	3490
3.	Total ownership equity qualified for Net Capital			72,086	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 72,086	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17] $ 8,104	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(8,104)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			[20] $ 63,982	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities	[18]	3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities INCLUDES UNINSURED MONEY FUNDS	10,487	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(10,487)	3740
10.	Net Capital			$ 53,495	3750

[30]

OMIT PENNIES

NET CAPITAL PER FOCUS REPORT FILED FOR THE QUARTER ENDING SEPTEMBER 30, 2008	$ 104,049
ADJUSTMENTS:	
CORRECT PREPAID STATE AND FEDERAL INCOME TAXES	(553)
ROUNDING	(1)
COMMON ADMINISTRATIVE EXPENSE ADJUSTMENT	(50,000)
NET CAPITAL FOR SEPTEMBER 30, 2008 AUDITED FINANCIAL STATEMENTS	$ 53,495

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER — as of 9/30/08

PENSION PLANNERS SECURITIES, INC.

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$ 8,324	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$ 8,324	3760
14. Excess net capital (line 10 less 13)	$ 45,171	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$ 41,009	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 124,861	3790
17. Add:				
A. Drafts for immediate credit 21	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
18. Total aggregate indebtedness			$ 124,861	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% 233.41	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			% N/A	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$	3880
23. Net capital requirement (greater of line 21 or 22)	$	3760
24. Excess capital (line 10 less 23)	$	3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PENSION PLANNERS SECURITIES, INC.

For the period (MMDDYY) from 10/1/07 [3932] to 9/30/08 [3933]
Number of months included in this statement [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$		3935
b. Commissions on listed option transactions			3938
c. All other securities commissions		11,905,195	3939
d. Total securities commissions		11,905,195	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts LOSS ON SECURITIES		(29,639)	3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares		4,524,809	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services		1,860,901	3975
8. Other revenue INCLUDES INTEREST AND DIVIDEND INCOME OF $9,564		141,080	3995
9. Total revenue	$	18,402,346	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers		1,839,784	4120
11. Other employee compensation and benefits		15,717,596	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements [4070]			
14. Regulatory fees and expenses			4195
15. Other expenses INCLUDES STATE INCOME TAX OF $800 AND		872,664	4100
16. Total expenses FEDERAL INCOME TAX OF $280	$	18,430,044	4200
NET INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	(27,698)	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of [4338]			
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of [4239]			
21. Cumulative effect of changes in accounting principles		(27,698)	4225
22. Net income (loss) after Federal income taxes and extraordinary items	$		4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$		4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PENSION PLANNERS SECURITIES, INC.

For the period (MMDDYY) from 10/1/07 to 9/30/08

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		$ 99,784	4240
	A. Net income (loss)		(27,698)	4250
	B. Additions (Includes non-conforming capital of	$ [4262])		4260
	C. Deductions (Includes non-conforming capital of	$ [4272])		4270
2.	Balance, end of period (From item 1800)		$ 72,086	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	$ NONE	4300
	A. Increases	NONE	4310
	B. Decreases	NONE	4320
4.	Balance, end of period (From item 3520)	$ NONE	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PENSION PLANNERS SECURITIES, INC. as of 9/30/08

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 RBC CAPITAL MARKETS CORPORATION (8-4541 [4335] X [4570]

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
			Total $ 36	[4699]		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

PENSION PLANNERS SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
Year ended September 30, 2008

GREG M. LANG, C.P.A., INC.

To the Board of Directors
Pension Planners Securities, Inc.
Sacramento, California

I have audited the accompanying balance sheet of Pension Planners Securities, Inc., as of September 30, 2008 and the related statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pension Planners Securities, Inc., as of September 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Also, I have prepared and examined the supplementary schedules (pages 1 through 7 of Form X-17a-5(a)) which follow the notes to the aforementioned financial statements and, in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

November 25, 2008

335 33rd Street, Sacramento, CA 95816

Phone: 916.443.4502 • Facsimile: 916.443.6746 • Pager: 916.326.8106 • E-mail: gmlcpa@aol.com

PENSION PLANNERS SECURITIES, INC.
BALANCE SHEET
September 30, 2008

ASSETS

Current Assets	
Cash and cash equivalents	$ 112,882
Commissions and other receivables	8,104
Investments - securities	71,757
Prepaid expenses and income taxes	4,204
Total Current Assets	$ 196,947

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities	
Accounts payable - Commission deposits	$ 29,024
Accrued expenses	95,837
Total Current Liabilities	124,861
Shareholders' Equity	
Common stock, 1,000 shares authorized, 900 shares issued and outstanding	8,800
Retained earnings	63,286
Total Shareholders' Equity	72,086
Total Liabilities and Shareholders' Equity	$ 196,947

See accompanying notes and auditors' report.

PENSION PLANNERS SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
Year ended September 30, 2008

Commission Income	$ 18,290,905
Expenses	
Commissions	16,057,380
Officers' compensation	1,500,000
Common administrative expenses	608,913
Commission charge backs	683
Licenses and fees	(38,048)
Outside services	120
Accounting and auditing	18,377
Bank charges	4,871
Retirement contribution	76,870
Marketing	199,798
Total Expenses	18,428,964
Net Loss From Operations	(138,059)
Other Income	
Miscellaneous income	131,515
Dividend income	1,509
Interest income	8,056
Total Other Income	141,080
Net Income	3,021
Other Comprehensive Income(loss)	
Unrealized holding loss arising during the year-investments - securities	(28,674)
Realized loss on sale of securities	(965)
Total Impact on Comprehensive Income	(29,639)
Income Tax Expense	1,080
Net Loss	(27,698)
Retained Earnings, September 30, 2007	90,984
Retained Earnings, September 30, 2008	$ 63,286

See accompanying notes and auditors' report.

PENSION PLANNERS SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year ended September 30, 2008

Increase (Decrease) in Cash and Cash Equivalents

Cash Flows From Operating Activities	
Net Loss	$ (27,698)
Adjustments to reconcile net income to net cash utilized by operating activities:	
Unrealized loss on investments - securities	29,639
Sale of investments - securities	73,369
Changes in assets and liabilities:	
Decrease in commissions receivable	269,652
Increase in accounts payable	55,014
Decrease in prepaid income taxes	553
Decrease in commissions payable	(496,737)
Increase in prepaid expenses and advances	(3,023)
Total Adjustments	(71,533)
Net Cash Utilized By Operating Activities	(99,231)
Cash and Cash Equivalents, September 30, 2007	212,113
Cash and Cash Equivalents, September 30, 2008	$ 112,882

Supplementary Disclosure of Cash Flow Information

Cash paid during the period for:

Income taxes	$ 527

Disclosure of Accounting Policy

For purposes of the Statement of Cash Flows, the Corporation considers all highly-liquid investments readily convertible to known amounts of cash as cash equivalents.

Note 1: Summary of Significant Accounting Policies

The following items comprise the significant accounting policies of the Corporation. The policies reflect industry practices and conform to generally accepted accounting principles.

Corporation's Activities

The Corporation is engaged in the sale of mutual funds and variable annuities to individuals, organizations and businesses in Northern California and Nevada. Commissions are paid by both mutual fund and insurance companies to Pension Planners Securities, Inc., which in turn pays commissions to its security representatives. BAR Financial, LLC acquired Pension Planners Securities, Inc., effective October 31, 2008.

Income Taxes

Income tax expense includes current federal and state taxes. There are no deferred taxes as the Corporation reports its income on the same basis of accounting for financial statement and income tax purposes.

Operations

The Corporation's operations are conducted from the same offices as another corporation controlled by the same shareholders. The related corporation incurs the burden of substantially all common general and administrative expenses, thereby reducing the direct expenses of Pension Planners Securities, Inc. However, Pension Planners Securities, Inc. has been charged $502,525 by the related corporation for common expenses. Management believes that this amount adequately reflected its share of the common expenses for the year ended September 30, 2008. The total charges are included in and are listed as common administrative expenses in the income statement.

Note 2: Investments - Securities

The balance represents investments in equity securities at the lower of cost or market for all the equity securities held at September 30, 2008.

Note 3: Related Party Transactions

Commissions of $339,784 for the year ended September 30, 2008 were paid to the shareholders and are included in commission expenses on the statement of income and retained earnings.

A related corporation is common paymaster for the reporting of payroll of the Corporation's shareholder employees (officer's compensation in the statement of income). Thus, a reimbursement to the common paymaster for federal and California employer payroll taxes has been paid to the related corporation and is included in the statement of income with common general and administrative expense (see Note 1 Operations).

Note 4: Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Corporation is required to maintain net capital of not less than $5,000; at September 30, 2008, the Corporation had net capital of $53,495.

PENSION PLANNERS SECURITIES, INC.
September 30, 2008

Pension Planners Securities, Inc. does not retain customer funds or customer securities. The following schedules are inapplicable and thus have not been prepared:

- Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
- Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3
- A Reconciliation pursuant to Rule 17a-5(d)(4)

GREG M. LANG, C.P.A., INC.

SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Pension Planners Securities, Inc.
Sacramento, California

I have examined the financial statements of Pension Planners Securities, Inc. for the year ended September 30, 2008 and have issued my report thereon dated November 25, 2008. As part of my examination, I made a study and evaluation of the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system. The Corporation is exempt from compliance with Rule 15c3-3. No facts came to my attention indicating that the conditions of the exemption had not been complied with during the period. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgment by Management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by Management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding instructions, mistakes of judgment, carelessness, or other personnel factors. Control procedures whose effectiveness depends on

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segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by Management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended September 30, 2008, which was made for the purposes set forth in the first paragraph above, and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weakness that I believe to be material except that often substantially all accounting functions are performed or directed by one individual and supervised or intermittently reviewed by one individual (shareholder). This lack of segregation of duties allows opportunity for accounting improprieties to occur without collusion. Although not a formal control, each of the shareholders has full access to all accounting records and is extremely familiar with the transactions and business activities of the Corporation.

November 25, 2008

END